UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 27, 2023

BANYAN ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-41236	86-2556699
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

400 Skokie Blvd

Suite 820

Northbrook, Illinois 60062

(Address of principal executive offices)

(847) 757-3812
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one Redeemable Warrant	BYN.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	BYN	New York Stock Exchange
Redeemable Warrants, each exercisable for one share of Class A common stock at an exercise price of $11.50 per share	BYN.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders

As previously announced, on June 22, 2023, Banyan Acquisition Corporation (“Banyan”) entered into a definitive business combination agreement (as amended and restated on September 26, 2023 and on November 22, 2023, the “Business Combination Agreement”), by and among Banyan, Panther Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Banyan (“Merger Sub”), and Pinstripes, Inc., a Delaware corporation (“Pinstripes”). Pursuant to the Business Combination Agreement, the parties have agreed to consummate certain transactions (collectively, the “Business Combination”), subject to the terms and conditions of the Business Combination Agreement.

On September 11, 2023, in connection with the Business Combination, Banyan first filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (No. 333-274442) (as amended, the “Registration Statement”) containing a joint proxy statement/consent solicitation statement/prospectus of Banyan (such proxy statement/consent solicitation statement/prospectus in definitive form, the “Proxy Statement”), which Registration Statement was declared effective by the SEC on December 4, 2023, and Banyan commenced mailing the Proxy Statement on December 4, 2023.

On December 27, Banyan held a special meeting of its stockholders (the “Special Meeting”), at which stockholders holding 10,191,836 shares of common stock (consisting of 4,946,836 Class A common stock and 5,245,000 Class B common stock) held of record as of November 20, 2023, the record date for the Special Meeting, were present virtually or by proxy, representing 90.6% of the voting power of Banyan’s common stock as of the record date for the Special Meeting, and constituting a quorum for the transaction of business. The proposals listed below are described in more detail in the Proxy Statement. A summary of the voting results at the Special Meeting are set forth below:

The stockholders approved the Business Combination Proposal, the Charter Amendment Proposal, the Governance Proposals, the Listing Proposal, the Equity Incentive Plan Proposal, and the ESPP Proposal (each as defined in the Proxy Statement, and collectively, the “Business Combination Proposals”).

The voting results for each of the Business Combination Proposals were as follows:

Proposal No. 1: The Business Combination Proposal (Class A Common Stock and Class B Common Stock, voting together as a single class)

For	Against	Abstain	Broker Non-Votes
10,186,926	4,910	0	0

Proposal No. 2: The Charter Amendment Proposal (Class A Common Stock and Class B Common Stock, voting together as a single class)

For	Against	Abstain	Broker Non-Votes
10,186,926	4,910	0	0

Proposal No. 3: The Governance Proposals (Class A Common Stock and Class B Common Stock, voting together as a single class):

Governance Proposal 3A

For	Against	Abstain	Broker Non-Votes
10,110,826	81,010	0	0

Governance Proposal 3B

For	Against	Abstain	Broker Non-Votes
10,110,826	81,010	0	0

Governance Proposal 3C

For	Against	Abstain	Broker Non-Votes
10,114,736	76,100	1,000	0

Governance Proposal 3D

For	Against	Abstain	Broker Non-Votes
10,191,836	0	0	0

Proposal No. 4: The Listing Proposal (Class A Common Stock and Class B Common Stock, voting together as a single class)

For	Against	Abstain	Broker Non-Votes
10,191,836	0	0	0

Proposal No. 5: The Equity Incentive Plan Proposal (Class A Common Stock and Class B Common Stock, voting together as a single class)

For	Against	Abstain	Broker Non-Votes
9,924,708	0	267,128	0

Proposal No. 6: The ESPP Proposal (Class A Common Stock and Class B Common Stock, voting together as a single class)

For	Against	Abstain	Broker Non-Votes
9,924,708	0	267,128	0

As there were sufficient votes to approve the above proposals, the “Adjournment Proposal” described in the Proxy Statement was not presented to stockholders.

Item 8.01 Other Events

Based on the results of the Special Meeting, and subject to the satisfaction or waiver of certain other closing conditions as described in the Proxy Statement, the transactions contemplated by the Business Combination Agreement (the “Transactions”) are expected to be consummated promptly. Following the consummation of the Transactions, the common stock of New Pinstripes (as such term is defined in the Proxy Statement) is expected to begin trading on the New York Stock Exchange (the “NYSE”) under the new ticker symbol “PNST” and the warrants of New Pinstripes are expected to trade on the NYSE under the new ticker symbol “PNST WS.”

In connection with the vote to approve the Business Combination Proposals, stockholders holding 2,652,419 shares of Class A common stock of Banyan properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.76 per share, for an aggregate redemption amount of approximately $28,543,436.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K are “forward-looking statements.” Such forward-looking statements are often identified by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “forecasted,” “projected,” “potential,” “seem,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or otherwise indicate statements that are not of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: risks related to the uncertainty of the projected financial information with respect to Pinstripes, risks related to Pinstripes’ current growth strategy, Pinstripes’ ability to successfully open and integrate new locations, the risks related to the capital intensive nature of Pinstripes’ business, the ability of Pinstripes’ to attract new customers and retain existing customers and the impact of the COVID-19 pandemic, including the resulting labor shortage and inflation, on Pinstripes. The forgoing list of factors is not exhaustive and additional factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the business combination; (2) the outcome of any legal proceedings that may be instituted against Banyan, the combined company or others relating to the business combination and the definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to satisfy (or to be waived) other conditions to closing (including, without limitation, the minimum cash condition); (4) changes to the proposed structure of the business combination that may be required or appropriate; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of Pinstripes as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that Pinstripes or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Pinstripes’ estimates of operating results; (12) entry into a final agreement related to the contemplated issuance by Pinstripes of $50.0 million in aggregate principal amount of senior secured notes as described in the Current Report on Form 8-K filed with the SEC on December 19, 2023 (the “December 19 Form 8-K”); (13) the issuance of the 2028 Notes and the First Tranche Warrants (each as defined in the December 19 Form 8-K); and (14) the ability of Pinstripes to pay its indebtedness as it comes due. The foregoing list of factors is not exhaustive.

Stockholders and prospective investors should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive joint proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, Banyan’s final prospectus dated January 19, 2022, related to its initial public offering, Banyan’s Annual Report on Form 10-K filed with the SEC on March 31, 2023 and other documents filed by Banyan from time to time with the SEC.

Stockholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which only speak as of the date made, are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of Banyan and Pinstripes. Banyan and Pinstripes expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of Banyan or Pinstripes with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 28, 2023	BANYAN ACQUISITION CORPORATION

	By:	/s/ Keith Jaffee
	Name:	Keith Jaffee
	Title:	Chief Executive Officer